MARSHALL FUNDS, INC.

Amendment No. 2

to

ARTICLES OF INCORPORATION

Dated July 30, 1992

THESE Articles of Incorporation are amended as follows:

Delete Section (b) of Article V in its entirety and substitute in its place the following:

“(b) The names of the Directors who shall act until the initial meeting of shareholders and until their successors are elected and qualify, are:

Ody J. Fish

Edward C. Gonzales

Paul E. Hassett

Len E. Ivarson

Warren P. Knowles”

The undersigned Secretary of Marshall Funds, Inc. hereby certifies that the above-stated amendment is a true and correct Amendment to the Articles of Incorporation, as adopted by the Directors of the Corporation as of the 14th day of September, 1992 pursuant to Section 180.1002 of the Wisconsin Statutes.

WITNESS the due execution hereof this 14th day of September, 1992.

/s/ Peter J. Germain
Peter J. Germain
Secretary